November 26, 2019

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
West Aurora, NY 14052

       Re: Astronics Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed on March 1, 2019
           File No. 000-07087

Dear Mr. Burney:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing